Exhibit 4(f)

        PROTECTIVE LIFE INSURANCE COMPANY        P. O. BOX 10648        BIRMINGHAM, ALABAMA        35202-0648

ANNUAL RESET DEATH BENEFIT RIDER
Including a Return of Purchase Payments Benefit
for Terminal Illness or Nursing Home Confinement

We are amending the Contract to which this rider is attached by adding the following provisions and making them a part of the Contract as of its Effective Date:

  Annual Reset Death Benefit—We will determine an annual reset anniversary value on each Contract Anniversary occurring before the earlier of the deceased Owner's 80th birthday or the deceased Owner's date of death. Each annual reset anniversary value is equal to the sum of: the Contract Value on that Contract Anniversary; plus all Purchase Payments since that Contract Anniversary; less an adjustment for each surrender since that Contract Anniversary.

  Death Benefit—The death benefit will equal the greatest of: (1) the Contract Value; or (2) aggregate Purchase Payments less an adjustment for each surrender; or (3) the greatest annual reset anniversary value attained.

  Return of Purchase Payments Benefit—You may surrender this Contract anytime after the Effective Date if:

    (1)
    you are first diagnosed as having a terminal illness by a physician that is not related to you or the Annuitant; or,

    (2)
    you enter, for a period of at least ninety (90) days, a facility which is both
      (a)
      licensed by the state; and,

      (b)
      qualified as a skilled nursing home facility under Medicare or Medicaid.

  The term "terminal illness" means that you are diagnosed as having a non-correctable medical condition that, with a reasonable degree of medical certainty, will result in your death in less than 12 months. A "physician" is a medical doctor (who is not related to you) licensed by a state's Board of Medical Examiners, or similar authority in the United States, acting within the scope of his or her license. You must submit written proof of a terminal illness or nursing home confinement satisfactory to us. A written statement from your physician or the nursing home constitutes satisfactory proof. We reserve the right to require an examination by a physician of our choice at our expense.

  If you request a full surrender of your Contract and meet either of the two qualifying conditions above, we will pay you the greater of: (1) the Contract Value; or, (2) aggregate Purchase Payments less an adjustment for each surrender. The amount we pay will be determined as of the date we receive your written request for the full surrender.

  Adjustment for Each Surrender—For the purpose of calculating the benefits provided by this Rider, the adjustment for each surrender will equal the amount that reduces the applicable benefit in the same proportion that the amount surrendered reduced the Contract Value as of the Valuation Period during which that surrender was taken.

  Suspension of Benefits—For a period of one year after any change of ownership involving a natural person, the benefits available under this rider will equal the Contract Value.

  Cost and Duration—Prior to the Annuity Commencement Date, the mortality and expense risk charge shown on the Schedule includes 0.15% for the cost of this rider. The additional benefits provided under this rider end on the Annuity Commencement Date, at which time the mortality and expense risk charge assessed on the portion of your contract allocated to the variable account will be reduced by 0.15%.

Signed for the Company as of the Effective Date.

PROTECTIVE LIFE INSURANCE COMPANY
/s/ DEBORAH J. LONG
Secretary